Exhibit (e)(6)

SERVICE AGREEMENT	December 2005

Between	Kirk Telecom A/S
Langmarksvej 34
DK-8700 Horsens
(CVR no 15622741)

(the “Company”)

and	Ole Lysgaard Madsen
Hestehavevej 13
DK-8270 Hojbjerg
(the “Managing Director”)

(collectively the “Parties”)

1.	Appointment

1.1	The Managing Director will serve the Company as President and Managing Director (in Danish “Administrerende direktor” and “Direktion”) from 3 January 2006. This contract will supersede all previous contracts between the Company and the Managing Director.

2.	Responsibility

2.1	The Managing Director has the responsibility of the President and Managing Director of the Company and will be registered as such with the Danish Commerce and Companies Agency. The employment relationship is not subject to the Danish Salaried Managing Directors Act or the Danish Holiday Act.

2.2	The Managing Director will be responsible for the day-to-day management of the Company in compliance with Danish company law and the rules of Kirk Telecom. The day-to-day management includes all usual commercial and organisational transactions relating to the Company’s operations except for transactions which are of unusual nature or great importance considering the affairs of the Company. The Managing Director may not make the latter transactions without prior written consent from the board of directors in each individual case.

2.3	The Managing Director shall in good faith comply with the instructions and directions of the board of directors and of the CEO of the parent company, currently John Elms.

2.4	Managing Director’s job will include but not be limited to the following responsibilities:

2.4.1	Being President and Managing Director, Kirk A/S and registered person for the Company in Denmark (in Danish “Direktion”) responsible for directing the day to day execution of Company strategic plan and operating budget as approved by the parent company to include management of Company employees, suppliers, attainment of sales and profit targets, payments and legal obligations.

2.4.2	Being Executive Vice President, International for SpectraLink Corporation, member of the executive management team of the parent company, SpectraLink Corporation (and an officer of the parent company as defined by Securities and Exchange Commission Section 16) responsible for attainment of the international sales targets for the combined companies products and services as approved by SpectraLink Corporation’s board of directors.

2.4.3	Being a member of the supervisory board of Kirk Scantel A/S responsible for assisting the chairman in providing direction to the Scantel A/S management; to include approval of the annual operating plan.

3.	Place of work

3.1	The place of work shall be the Company’s address, currently situated at Langmarksvej 34, DK-8700 Horsens.

3.2	The Managing Director will be required to travel throughout and outside Denmark.

4.	Working hours and duties

4.1	Normal working hours are 37 hours, however there is no limit on the working hours of the Managing Director and the Managing Director is not entitled to payment for over-time.

2 / 9

4.2	The Managing Director shall in good faith devote all his working time and skill in the Company’s service and shall do his best to promote the interests of the Company and parent company.

4.3	For the duration of his appointment, the Managing Director may not in any capacity be employed or engaged with or otherwise provide services, whether paid or unpaid, to any business or person without prior written consent from the board of directors in each individual case.

4.4	The Managing Director shall, if the Supervisory Board so directs, join the Supervisory Board and/or the Supervisory Boards of its subsidiaries without additional remuneration.

4.5	The Managing Director will notify the Supervisory Board and the CEO of the parent company of all affairs of the Company which must be assumed to be of interest to the Supervisory Board or the SpectraLink Group. The Managing Director has the duty to attend meetings of the Supervisory Board and any meetings that may be requested by the Supervisory Board or the CEO of the parent company.

4.6	For the duration of his appointment, the Managing Director may not hold shares or any other interests in any other business without prior written consent from the Supervisory Board in each individual case. This provision does not apply to usual investments in listed securities or similar instruments.

4.7	The Managing Director may not be indebted to the Company and may not, without prior written consent from the Supervisory Board, provide any guarantee or any other form of security for obligations of third parties. This provision does not include guarantees or security provided in non-commercial relationships for the obligations of the spouse/cohabitant or children of the Managing Director.

4.8	At the signing of this Agreement, the Managing Director has received and read the parent company’s internal rules for trading in the parent company’s shares and the handling of inside information on insider trading.

5.	Remuneration

5.1	The Company will pay the Managing Director an annual base salary of DKK 1.500.000, payable monthly in arrears on the last day of the month into a bank account designated by the Managing Director.

3 / 9

5.2	The salary will be reviewed once a year in January, starting in January 2007 by the chairman of the Supervisory Board or the CEO of the parent company, and in the absence of any other agreement any adjustment of the salary shall take effect on 1 February.

5.3	The Managing Director will be eligible for a bonus scheme as set forth below

5.3.1	The Company will pay the Managing Director a variable compensation based upon achievement of all international sales of the parent company product and Kirk Telecom (exclusive of Kirk Scantel) sales targets established by the CEO of the parent company, in the amount of DKK 62.500 (at 100% of attainment) paid each quarter in arrears on a pro rata basis above or below 100% based on the percentage of target attainment (based on parent company’s fiscal calendar.)

5.3.2	The Company will pay the Managing Director a variable compensation based upon achievement of the annual Kirk Telecom (exclusive of Kirk Scantel) pre-tax earnings goal as established by the CEO of the parent company, in the amount of DKK 250.000 annually (at 100% of attainment) paid in arrears on a pro rata basis above or below 100% based on the percentage of target attainment (based on the Kirk Telecom fiscal calendar.)

6.	Pension and insurance

6.1	The Managing Director is covered by the Company’s pension and insurance scheme. The Company pays a monthly contribution of 10 per cent of the salary set out in Clause 5.1.

6.2	The Managing Director is covered by the Company’s group insurance scheme.

7.	Company car

7.1	The Company will place a car at a price of maximum DKK 1.000.000 at the Managing Director’s disposal and pay the running and maintenance costs and expenses relating to the car.

7.2	On termination of this Agreement the Managing Director shall immediately return the car and its accessories to the Company. The Managing Director is not entitled to exercise any lien on the car or its accessories irrespective of whether the Managing Director has a legitimate claim against the Company.

7.3	In the event that the Managing Director is suspended or discharged from his duties hereunder, the Managing Director shall at the Company’s request promptly return the

4 / 9

car. As compensation for the loss of the car, the Company will pay a monthly amount equal to the taxable value of the car until the date of termination of employment of the Agreement.

8.	Telephone, PC, Internet and newspaper

8.1	The Company will place a mobile telephone at the Managing Director’s disposal which may be used for both business and private purposes. The Company will pay all current costs and expenses incidental to the mobile telephone. The Company may at any time decide that the mobile telephone may be used for business purposes only.

8.2	The Company will pay for one newspaper delivered to the Managing Director’s private home.

8.3	The Company will place a PC at the Managing Director’s disposal at his private home which may be used for both business and private purposes. The Company will pay the costs of ISDN/ADSL connections for both telephone and PC and call charges. The Company may at any time decide that the PC may be used for business purposes only.

8.4	In the event that the Managing Director is suspended or discharged from his duties hereunder, the Managing Director shall at the Company’s request promptly return all property of the Company including mobile telephone, PC, etc. The Managing Director will not receive any compensation for the loss of such property.

9.	Travel and entertainment

9.1	The Company will reimburse the Managing Director for all reasonable travelling and entertainment expenses properly incurred in the service of the Company upon presentation of vouchers in accordance with the applicable rules and directions.

10.	Holiday

10.1	The Managing Director is not subject to the provisions of the Danish Holiday Act.

10.2	In each calendar year the Managing Director is entitled to the period of holiday laid down in the Holiday Act in force from time to time. The Managing Director is entitled to his full salary during holidays. The Managing Director is not entitled to pay in lieu of any accrued untaken holiday on termination of this Agreement (for whatever reason)

5 / 9

10.3	The Managing Director shall plan his holiday with due regard to the best interests of the Company and holidays shall be agreed in advance with the chairman of the board of directors or the CEO of the parent company.

11.	Confidentiality

11.1	During his appointment and after the termination thereof, the Managing Director may not disclose to any third party any information on the business affairs of the Company, including its customers and business associates, etc., unless such information has been released to the public domain by the Company or for some other reason may naturally be disclosed to a third party.

12.	Return of property

12.1	In the event that the Managing Director is suspended or discharged from his duties hereunder, the Managing Director shall at the Company’s request immediately return all material and effects belonging to the Company, including all information which is subject to the duty of confidentiality, notwithstanding the form or medium in which it exists, as well as all keys/entrance cards, etc.

13.	Intellectual property rights

13.1	All inventions, know-how, improvements, copyrighted works, software, development of new systems and products, etc., made or created by the Managing Director in the course of his employment with the Company, irrespective of the medium in which they exist are the property of the Company. The Managing Director is not entitled to separate payment for such intellectual property made or created by the Managing Director as it is included in the Managing Director’s salary.

14.	Termination

14.1	This Agreement shall terminate without notice on the last day of the month in which the Managing Director attains the age of 65.

14.2	The Managing Director may terminate this Agreement by 9 months written notice to expire on the last day of the month and the Company may terminate this Agreement by 18 months written notice to expire on the last day of the month.

14.3	In the event that the Managing Director has been incapable of performing his duties hereunder due to sickness for 6 consecutive months, the Company is, notwithstanding

6 / 9

Clause 14.2, entitled to terminate this Agreement by 6 months’ written notice to expire on the last day of the month.

14.4	The Managing Director shall have an unconditional right to be disestablished. Whether the company makes no use of his work-power in the period of termination and irrespectively of whether he should be employed elsewhere, the Managing Director shall have an unconditional right to salary in the period of notice.

14.5	In the event that the Managing Director loses control of his estate due to bankruptcy or debt rescheduling or relief, the Company may terminate this Agreement without notice.

14.6	In case of change of ownership of the majority of votes in the Company except for transfer to affiliated companies, dissolution of the Company by means of a merger or any other transfer of the Company to a third party, the notice to be given by the Company to the Managing Director will be extended by three months. The extension of the notice period takes effect on the completion date of the transfer.

15.	Non-competition and non-solicitation of customers

15.1	For a period of 12 months from the date of termination of the employment, which means the date when the Company ceases to pay salary to the Managing Director, the Managing Director may not directly or indirectly carry out or be engaged as a self-employed trader, an employee or otherwise in any activities in or outside Denmark which compete with any aspect of the business of the Company – specifically the sale of wireless telephones and telephone systems – at the date of termination of employment of the employment.

It is a condition for the above obligation that the Managing Director is not dismissed without having given reasonable cause, and that the Managing Director has not terminated this Agreement with justified cause due to the Company’s failure to meet its obligations.

15.2	Non-solicitation of customers: For a period of 12 months from the date of termination, which means the date when the Company ceases to pay salary to the Managing Director, the Managing Director may not have any direct or indirect commercial dealings with or contact to customers or other persons or businesses with whom the Company has had commercial dealings in the past 18 months prior to the date of termination. The obligation hereunder also applies to customers, etc, listed by the Company in a separate written notice forwarded to the Managing Director prior to termination.

7 / 9

15.3	For any one violation of the non-competition or non-solicitation clause the Managing Director shall by way of liquidated damages pay a sum equal to four months’ salary as described in Clause 5.1. In case of continuous violation, the Managing Director shall by way of liquidated damages pay a sum equal to two months’ salary for each month of violation or part thereof. Payment of the liquidated damages will not release the Managing Director from his obligations under this Clause. The Managing Director shall indemnify the Company for any loss that the Company may incur in excess of the liquidated damages. The Company may apply for an injunction against breach without providing security.

15.4	For as long as the non-competition and/or the non-solicitation clause is effective the Managing Director shall notify the Company of any business activity that he may carry out as a self-employed trader an employee or otherwise.

16.	Non-Solicitation of employees

16.1	For a period of 12 months from the date of termination of employment of the employment, the Managing Director will not directly or indirectly without prior written consent from the board of directors of the Company assist in causing the Company’s employees or employees who have been employed by the Company within a period of 12 months from the date of termination of employment of the employment to take up employment, enter into an agreement or commence a cooperation with any business of which the Managing Director is an owner or an employee or is otherwise associated.

16.2	Any violation on the prohibition against recruitment of employees shall be deemed a material breach of Clause 16.1. For any one violation the Managing Director shall by way of liquidated damages pay a sum equal to four months’ salary as described in Clause 5.1. In case of continuous violation, the Managing Director shall by way of liquidated damages pay a sum of DKK 200.000 for each month of violation and part thereof. Payment of the liquidated damages will not release the Managing Director from his obligations under this Clause. The Managing Director shall indemnify the Company for any loss that the Company may incur in excess of the liquidated damages.

16.3	For as long as this clause is effective, the Managing Director shall notify the Company of any business activity that the Managing Director may carry out as a self-employed trader, an employee or otherwise.

8 / 9

17	Miscellaneous

17.1	The Salaried Employees Act and the Holiday Act shall not apply to this Agreement.

17.2	The tax treatment of payments made under this Agreement shall be of no concern to the Company.

17.3	The Managing Director agrees that all information on the service of the Managing Director may be disclosed to affiliated companies and/or third person in connection with such third party’s potential investment in or acquisition of the Company or its assets. In case of disclosure of such information, a duty of confidentially with respect to such information will be imposed on the recipient of the information.

17.4	In the event of the death of the Managing Director during employment by the Company, Company shall pay the Managing Director’s salary for the month in which the death occurs, and three subsequent months of salary to the Managing Director’s spouse/cohabiter alternative the Managing Director’s children under the age of 18 or the Managing Director’s estate.

18.	Disputes - arbitration

18.1	Any dispute between the Managing Director and the Company relating to this Agreement or its interpretation and/or the Managing Directors’ employment with the Company shall be decide by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Danish Arbitration).

19	Counterparts

19.1	The Agreement is execution into (2) identical copies, either Party receiving one (1) copy

Boulder, CO 3-Jan-06	Horsens, January 3rd, 2006

/s/ John Elms	/s/ Ole Lysgaard Madsen
John Elms	Ole Lysgaard Madsen
President & Chief Executive Officer
SpectraLink Corporation

/s/ G S Mead	3rd January, 2006
Gary Mead
Director
Kirk Telecom A/S

9 / 9

31 January 2007

Ole Lysgård Madsen

KIRK telecom A/S

Langmarksvej 34

DK-8700 Horsens

Denmark

Dear Ole:

According to our discussion, and with the approval of the SpectraLink compensation committee of the board of directors, I wish to confirm that your yearly salary is increased to DKK 1.575.000 as per 1st of February 2007, according to § 5.1 in your service agreement.

In addition, your target bonus opportunity is increased to DKK 525.000 in accordance with § 5.3 and applied in manner proportional to the terms described in sections § 5.3.1 and § 5.3.2.

Thank you for your contributions to SpectraLink and KIRK.

Best regards,

/s/ John Elms
John Elms

Chairman

KIRK telecom A/S

cc: Michael Jensen, VP Finance, HR and IT